                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K



(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to __________

     Commission file number 1-9971

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056

--------------------------------------------------------------------------------

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                      AS OF DECEMBER 31, 2002 AND 2001 AND

                      FOR THE YEAR ENDED DECEMBER 31, 2002

--------------------------------------------------------------------------------

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
CONTENTS
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                               PAGE
REPORT OF INDEPENDENT AUDITORS .............................................       1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits ............................       2

Statement of Changes in Net Assets Available for Benefits ..................       3

Notes to Financial Statements ..............................................       4

SUPPLEMENTAL SCHEDULE

*Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes .....       9



* Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



Exhibits

     23   Consent of Independent Auditors

   99.1 Certification accompanying Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 executed by Steven J. Shapiro, on behalf of Burlington Resources Inc. Benefits Committee, the Administrator of the Plan, the CEO/CFO equivalent for the Plan

                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Burlington Resources Inc. Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2003

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                         2002            2001
                                                      ------------   ------------
INVESTMENTS
At fair value
    Burlington Resources Inc. common stock            $ 35,252,470   $ 49,504,267
    Registered investment companies                     86,785,378    107,857,682
    Participants' notes receivable                       5,228,238      5,284,896
    Cash and cash equivalents                            2,806,164      2,624,189
At contract value
    Unallocated investment contracts                     8,149,147      9,440,787
    Synthetic investment contracts                      75,947,699     53,270,544
                                                      ------------   ------------
             Total investments                         214,169,096    227,982,365
                                                      ------------   ------------
CONTRIBUTIONS RECEIVABLE
Company                                                    249,394        257,831
Participant                                                364,739        356,829
                                                      ------------   ------------
             Net assets available for benefits        $214,783,229   $228,597,025
                                                      ============   ============




   The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

INVESTMENT INCOME/(LOSS)
Interest income                                                   $     395,699
Dividend income                                                       1,298,728
Net depreciation in the fair value of investments                   (15,279,006)
                                                                  -------------
             Net investment (loss)                                  (13,584,579)
                                                                  -------------
CONTRIBUTIONS
Company                                                               7,941,148
Participant                                                          11,399,636
                                                                  -------------
             Total contributions                                     19,340,784
                                                                  -------------
             Total additions                                          5,756,205
                                                                  -------------
Participant withdrawals and distributions                           (19,463,736)
Administrative expenses                                                (106,265)
                                                                  -------------
             Total deductions                                       (19,570,001)
                                                                  -------------
Net decrease                                                        (13,813,796)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                   228,597,025
                                                                  -------------
End of year                                                       $ 214,783,229
                                                                  =============



   The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following description of the Burlington Resources Inc. ("BR" or the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a trusteed, defined contribution plan, administered by a committee of BR executives, for participants of the employer companies BR and Burlington Resources Oil & Gas Company LP (formerly known as Burlington Resources Oil & Gas Company), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan's assets are held by Charles Schwab Trust Company and individual participant accounts are maintained by Charles Schwab Retirement Plan Services.

         INVESTMENTS

         A participant may direct his or her contributions and account balances among the following investment funds.

         Company Stock Fund

         Invested in common stock of BR.

         S&P 500 Institutional Index Fund

         Invested in a portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

         International Equity Fund

         Invested primarily in the equity securities of companies based outside the United States of America.

         Balanced Fund

         Invested in equity securities, which attempt to mirror the Willshire 5000 Equity Index and in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

         Small-Cap Equity Fund

         Invested in common stocks, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations.

         Growth Equity Fund

         Invested primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.

         Large Capital Value Fund

         Invested primarily in common stocks and other instruments convertible into common stock issued by large corporations.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
--------------------------------------------------------------------------------


         Global Equity Fund

         Invested primarily in equity instruments issued by corporations from the U.S. and abroad.

         Stable Value Fund

         Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

         Small Cap Growth Fund

         Invested primarily in common stocks of U.S. and foreign companies within the range of capitalizations of companies included in the Lipper, Inc. Small Cap category.

         ELIGIBILITY

         All employees are eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service.

         PARTICIPANT ACCOUNTS

         A separate account is maintained for each participant that reflects the participant's contributions and the participant's share of Company contributions and Plan investment income net of withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions.

         Appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

         PARTICIPANTS' NOTES RECEIVABLE

         The Plan may make loans to actively employed participants of up to 50 percent of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. Loans are secured by the balance in a participant's account. Interest on loans accrues at 1 percent above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5.25 percent to 10.50 percent for the year ended December 31, 2002. The repayment period may be from 12-60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Loan balances due from terminated participants are deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made. During 2002, $397,251 of such distributions are included in participant withdrawals and distributions in the accompanying financial statements.

         There were no loans in default as of December 31, 2002 and 2001.

         CONTRIBUTIONS

         A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1 percent to 13 percent of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service (IRS) limitation of $11,000 for the 2002 plan year. The Company matches 100 percent of employee contributions up to 6 percent of total eligible compensation for a participant with less than 10 years of service and up

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
--------------------------------------------------------------------------------


         to 8 percent of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employee benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan's trustee semi-monthly, and allocated among the investment options consistent with participant investment elections.

         VESTING

         Participant accounts are 100 percent vested and nonforfeitable at all times.

         PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

         The Plan provides for in-service withdrawals by participants from certain funds depending on their source. Upon separation from service, a participant's account balance is either distributed as a lump sum or deferred until 70-1/2, at which time funds are to be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect to defer distribution until 70-1/2 but no later.

         TERMINATION OF THE PLAN

         While the Board of Directors of BR has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

         INCOME TAXES

         The Plan received a determination letter dated October 25, 2002, from the IRS advising that the Plan constitutes a qualified plan under
         Section 401(a) of the Internal Revenue Code, and is therefore, exempt from income taxes.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         In accordance with generally accepted accounting principles ("GAAP"), the accounting records of the Plan are maintained on the accrual basis, except for participant withdrawals and distributions, which are reported when paid. Amounts for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date, are reported on Form 5500 as withdrawals. No such unpaid claims exist at December 31, 2002 or 2001.

         USE OF ESTIMATES

         The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions by Plan management. Actual results could differ from estimates.

         RISKS AND UNCERTAINTIES

         Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
--------------------------------------------------------------------------------


         VALUATION OF INVESTMENTS

         The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit responsive, are stated at contract value. Fair values for investments other than participants' notes receivable and cash are determined by quoted market prices. Participants' notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investment transactions are recorded on a settlement date basis.

         CASH AND CASH EQUIVALENTS

         All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

         DIVIDEND AND INTEREST INCOME

         Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

         ADMINISTRATIVE EXPENSES

         Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid approximately $242,000 and $212,000 for the years ended December 31, 2002 and 2001, respectively.

3.       NET DEPRECIATION IN THE FAIR VALUE OF INVESTMENTS

         Following is a summary of the components of the net depreciation in the fair value of investments for the year ended December 31, 2002.

         BR common stock                                        $    7,151,589
         Registered investment companies                           (22,430,595)
                                                                --------------
                    Total net depreciation                      $  (15,279,006)
                                                                ==============

4.       INVESTMENTS

         Investments that comprised 5 percent or more of the net assets available for benefits follow for the years ended December 31, 2002 and 2001.

                                                         2002            2001

         BR common stock                            $ 35,252,470    $ 49,504,267
         Janus Worldwide Fund                         12,057,556      18,365,059
         Vanguard Institutional Index Fund            32,624,803      43,591,919
         Schwab Small-Cap Index Fund*                  9,889,954      16,822,336

         * Item does not meet 5 percent threshold as of December 31, 2002.

5.       INVESTMENT CONTRACTS

         The fair value of investment contracts as of December 31, 2002 and 2001, was approximately $88,700,000 and $64,500,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 2002 and 2001 was 5.22 percent and 5.82 percent, respectively. The crediting interest rates ranged from 1.43 percent to 7.65 percent and 2.44 percent to 8.75 percent at December 31, 2002 and 2001, respectively. There are no minimum crediting interest rates applicable to the investment contracts as of December 31, 2002.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
December 31, 2002
--------------------------------------------------------------------------------

                                                                            CURRENT
                                                                             VALUE/
                                                                           FAIR VALUE
Unallocated Investment Contracts
    BMA
      #1335, 5.75%, matures November 17, 2003                            $   1,888,599
    Monumental Life Ins. Co.
      #00214FR, 6.98%, matures October 30, 2003                              1,736,496
    Prudential - Cap MAC Insd
      #10041-212, 5.97%, matures January 18, 2005                            1,232,908
    Sun America Life Ins. Co.
      #4887, 7.49%, matures January 2, 2004                                    518,783
    GE Life & Annuity Asr Co.
      #3528, 5.50%, matures March 29, 2004                                   1,100,040
    Metropolitan Life Insurance
      #25811, 6.02%, matures February 17, 2004                               1,672,321
                                                                         -------------
        Total unallocated investment contracts                               8,149,147
                                                                         -------------
Synthetic Investment Contracts
    Monumental Life Ins. Co. #00085TR
      Citibank Credit Card MT                                                1,109,665
      Federal Home Loan Mortgage Co., 5.75%, matures April 2008              2,496,206
      Federal Home Loan Mortgage Co., 5.50%, matures July 2006               1,687,104
      United States Treasury, 5.625%, matures May 2008                       1,712,754
      United States Treasury, 4.625%, matures May 2006                       1,626,473
      United States Dollars                                                     (7,661)
      Monumental Life Ins. Co. Wrapper                                        (840,439)
    Chase Manhattan Bank, #401725-T
      Fannie Mae Whole Loan, 7.00%, matures July 2005                        1,153,528
      Fannie Mae Whole Loan, 6.625%, matures September 2009                    596,316
      COMM                                                                     923,094
      United States Dollars                                                     19,901
      Chase Manhattan Bank Wrapper                                            (304,864)
    UBS AG, #5040
      United States Treasury, 5.75%, matures November 2005                   4,450,476
      Federal Home Loan Mtg. Co., 5.25%, matures January 2006                2,220,916
      Federal Home Loan Mtg. Co.                                               740,693
      Fannie Mae Whole Loan                                                    736,140
      United States Dollars                                                     90,915
      UBS AG Wrapper                                                          (466,084)
    John Hancock Mutual Life Insurance Company
      #7474, 7.65%, no maturity date                                         4,710,723
    Continental Assurance Company
      #630-05573 5.77%, matures December 17, 2012                            1,048,955
    J.P. Morgan Chase Bank
      #401725-G, 5.61%, no maturity date                                     4,046,990

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
December 31, 2002
--------------------------------------------------------------------------------

                                                                             CURRENT
                                                                              VALUE/
                                                                            FAIR VALUE
    Bank of America NT &SA
      #99-043, 5.04%, no maturity date                                        8,446,096
      #02-037, 6.01%, no maturity date                                        4,348,312
    State Street Bank & Trust
      #99007, 6.14%, matures December 25, 2020                                1,798,052
    UBS AG
      #5002, 2.44%, no maturity date                                          2,793,082
    ING Life Insurance and Annuity Co.
      #14680, 5.16%, matures December 25, 2012                                4,136,996
      #60022, 3.57%, no maturity date                                         2,215,941
    Caisse des Depots (CDC)
      #1810-01, 4.24%, no maturity date                                       4,800,694
      #28538, 4.20%, no maturity date                                        12,430,825
    Rabobank Nederland
      #BRS 100201, 2.44%, no maturity date                                    7,225,900
                                                                          -------------
        Total synthetic investment contracts                                 75,947,699
                                                                          -------------

        Total investment contracts                                           84,096,846
                                                                          -------------
Registered investment companies
    Janus Worldwide Fund                                                     12,057,556
    MFS Massachusetts Investors A Trust                                       1,189,866
    Vanguard Balanced Index Fund                                              9,707,185
    Waddell & Reed Small Cap Growth Fund                                      2,570,041
    ABN/AMRO/Montag and Caldwell Growth Fund                                  6,710,707
  * Schwab Small-Cap Index Fund                                               9,889,954
    Vanguard Institutional Index Fund                                        32,624,803
    Vanguard International Growth Adm                                         6,489,878
    Rice, Hall, James Micro Cap                                               2,373,630
    Dodge & Cox Stock                                                         3,171,758
                                                                          -------------
        Total investment companies                                           86,785,378
    Cash and cash equivalents                                                 2,806,164
  * Burlington Resources Inc. common stock                                   35,252,470
  * Participants' notes receivable, 5.25% to 10.50%                           5,228,238
                                                                          -------------
        Total investments                                                 $ 214,169,096
                                                                          =============

     *    Denotes investment issued by a party-in-interest to the Plan.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Retirement Savings Plan
                                 -----------------------------------------------


Date  June 27, 2003              /S/ STEVEN J. SHAPIRO
-------------------              -----------------------------------------------
                                 Steven J. Shapiro
                                 On Behalf of Burlington Resources Inc. Benefits
                                 Committee, the Administrator of the Plan

                                  EXHIBIT INDEX

  EXHIBIT
     NO.                          DESCRIPTION
  -------                         -----------
     23   Consent of Independent Auditors

   99.1 Certification accompanying Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 executed by Steven J. Shapiro, on behalf of Burlington Resources Inc. Benefits Committee, the
          Administrator of the Plan, the CEO/CFO equivalent for the Plan